POMEROY
    IT SOLUTIONS

                                                      1020 Petersburg Road
                                                      Hebron, KY 41048
                                                      Phone: 859.586.0600

                                November 1, 2005


Securities and Exchange Commission
Attention: Brad Skinner, Accounting Branch Chief
100 F. Street, N.E.
Washington, DC 20549

     Re:  Pomeroy IT Solutions, Inc.
          File No. 000-20022

Dear Mr. Skinner:

     Pomeroy IT Solutions, Inc., a Delaware corporation (the "Company" or "Pomeroy"), hereby submits the additional responses set forth below to your follow-up Comment Letter, dated October 18, 2005 (the "Comment Letter"), pertaining to the Company's Annual Report on Form 10-K for the year ended January 5, 2005, as amended in the Form 10-K/A filed May 5, 2005, and the Quarterly Report on Form 10-Q for the quarter ended July 5, 2005. The Company appreciates that the Commission's comments are designed to assist the Company in providing more meaningful disclosure. Accordingly, the Company proposes to amend its prior filings as noted below.

     Our responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter followed by the Company's response.

FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 5, 2005
---------------------------------------------------

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
--------------------------------------------------------------------------------
OF OPERATIONS
-------------

LIQUIDITY AND CAPITAL RESOURCES, PAGE 23
----------------------------------------

1. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 1. YOU INDICATE, BUT DO NOT PROPOSE ANY ADDITIONAL DISCLOSURE, THAT OPERATING CASH FLOWS WERE
     AFFECTED BY THE AGGRESSIVE PURSUIT OF CASH DISCOUNTS RELATED TO ACCOUNTS PAYABLE AND A SIGNIFICANT CHANGE IN YOUR CREDIT TERMS RESULTING FROM THE ELIMINATION OF AN ARC FACTORING


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Securities and Exchange Commission
November 1, 2005
Page 2


     ARRANGEMENT. IN ADDITION, WE NOTE THAT THERE HAVE BEEN FLUCTUATIONS IN WORKING CAPITAL ITEMS THAT APPEAR TO HAVE BEEN MATERIAL AS COMPARED TO YOUR OPERATING CASH FLOWS THAT ARE NOT ADDRESSED IN YOUR CURRENT OR PROPOSED DISCLOSURES. DISCLOSING THESE CHANGES SOLELY THROUGH PRESENTING CASH FLOWS USING THE INDIRECT METHOD DOES NOT PROVIDE A SUFFICIENT BASIS FOR A READER TO ANALYZE THE CHANGES. PLEASE EXPLAIN TO US WHY YOUR PROPOSED DISCLOSURES DO NOT ADDRESS THESE ISSUES.

     Pomeroy proposes to revise its disclosure concerning working capital items contained in the Liquidity and Capital Resources section of the Company's Management's Discussion and Analysis contained in its Form 10-K for the Fiscal Year ended January 5, 2005, and Form 10-Q for the quarter ended July 5, 2005, as set forth in Exhibits A and B, respectively. We are also including a marked copy of the proposed changes as Exhibits C and D, respectively.

ITEM  9A.  CONTROLS AND PROCEDURES, PAGE 25
-------------------------------------------

2. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 2. CONSIDERING THAT YOU AND YOUR AUDITORS BELIEVED IT NECESSARY TO PERFORM ADDITIONAL MANUAL PROCESSES, EXTENDED CUT-OFF PROCEDURES AND TESTING SUBSEQUENT TO YEAR END TO MITIGATE THE KNOWN DEFICIENCIES FOR PURPOSES OF FILING YOUR INITIAL FORM 10-K, IT REMAINS UNCLEAR TO US HOW YOU CONSIDERED CONDITION (D) OF SEC RELEASE 34-50754 AS OF APRIL 5, 2005. PLEASE EXPLAIN FURTHER HOW YOU CONCLUDED THAT THESE DEFICIENCIES SHOULD NOT HAVE BEEN REPORTED IN YOUR INITIAL FILING AND HOW YOU CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE. IN ADDITION, TELL US WHICH OF THE DEFICIENCIES DESCRIBED IN YOUR RESPONSE TO PRIOR COMMENT NUMBER 9 WERE KNOWN AT APRIL 5, 2005.

     As of the filing of Pomeroy's Form 10-K on April 5, 2005, Pomeroy and its independent auditors had not completed the assessment and testing of internal controls over financial reporting. As of April 5, 2005, Pomeroy had identified as a deficiency the ineffective internal control over the accuracy of service billing calculations and revenue recognition related to service activity (later identified as material weakness #1). At that time, the Company did not believe that this deficiency was a material weakness (i.e., likely to result in more than a remote likelihood of a misstatement of the Company's financial statements) due to the additional manual processes and extended cut-off procedures that were in place before January 5, 2005 and tested during the first quarter of fiscal 2005. After April 5, 2005, Pomeroy conducted additional testing procedures related to this deficiency as part of its assessment of internal controls over financial reporting in accordance with the requirements of Section 404 of Sarbanes-Oxley. As a result of the exceptions noted with the additional testing, the Company determined that the manual processes and cut-off procedures did not mitigate the control weakness sufficiently to conclude that the deficiency was not a material weakness.

     As of April 5, 2005, Pomeroy had identified as a deficiency only one of the fifteen individual control deficiencies related to the financial reporting function that comprise the second material weakness. This deficiency related to the Company's method of determining the amount to accrue for inventory-in-transit from vendors and the corresponding accounts payable.


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Securities and Exchange Commission
November 1, 2005
Page 3


(The additional manual processes and cut off procedures utilized by the Company related only to the first material weakness.) Pomeroy was aware of the issues underlying the other fourteen control deficiencies but had not identified these matters as components of internal control deficiencies. However, the Company's independent auditors had considered these matters in its testing of internal controls because these matters had been identified as auditing deficiencies as part of the year-end financial audit. The Company's auditors advised the Company in late April, 2005 that it had identified these matters as additional control deficiencies. The Company considered this additional information and after careful consideration, management concluded that the combination of the individual control deficiencies related to the financial reporting function, in the aggregate, could result (but had not resulted) in a material misstatement of its financial statements and further determined that due to that possibility, the aggregate of such deficiencies constituted a second material weakness.

FINANCIAL STATEMENTS
--------------------

NOTE  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------

REVENUE RECOGNITION, PAGE F-9
-----------------------------

3. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 6. PLEASE QUANTIFY THE EXTENT TO WHICH YOU ENTER INTO BILL AND HOLD TRANSACTIONS AND PROVIDE US WITH THE FOLLOWING:

     - DESCRIBE TO US HOW YOU CONCLUDE THAT THE RISKS OF OWNERSHIP HAVE PASSED TO THE CUSTOMER;

     For the fiscal year ended January 5, 2005 and the six-month period ended July 5, 2005, total revenues relating to bill and hold transactions were $8,600,000 and $3,500,000, respectively. These transactions were on behalf of customers who had entered into a Master Agreement for the purchase of products and a Customer Owned Inventory Agreement ("COI Agreement"). A copy of the COI Agreement is included as Exhibit E.

     Pomeroy has concluded that the risks of ownership have passed to the customer based on the following:

          - The customer has purchased, and is obligated to pay for, the products under the Master Agreement. There are no price protection provisions in the Master Agreement or COI Agreement; thus, any depreciation in value of the equipment purchased is absorbed by the customer, not Pomeroy.

          - The products that are being stored for the customer are clearly identified and may not be transferred to another customer of Pomeroy.

          - The COI Agreement limits the maximum storage time to 180 days. The COI Agreement also authorizes Pomeroy to ship the product to the customer's place of


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Securities and Exchange Commission
November 1, 2005
Page 4


               business at the end of the expiration period, if the customer has not given other delivery instructions to Pomeroy. While the customer may request an extension of the 180-day storage period, Pomeroy has the right to reject the request.

          - The manufacturer warranty periods commence with the date of the purchase and are not tolled during the storage period.

          - All products found to be dead on arrival (i.e., not in working order) are the sole responsibility of the customer.

          -    The  customer has the right to audit the storage of the property.

          - Either party may terminate the COI Agreement upon 30 days notice and, upon termination, the product is shipped to the customer.

     - EXPLAIN TO US HOW YOU DETERMINE THAT YOUR CUSTOMERS HAVE REQUESTED THE BILL AND HOLD TRANSACTIONS AND IDENTIFY THE FORM IN WHICH THESE REQUESTS ARE MADE; AND

     There is no form for a customer to complete to request a bill and hold transaction. Typically, the customer will orally request the arrangement during negotiations with the sales representative. As explained in our first response letter of September 8, 2005, Pomeroy's customers request bill and hold arrangements in order to ensure consistency, on a company-wide basis, in the products and technologies desired by the customer as well as to minimize the number of supported technologies that the customer needs. If it is concluded by the customer and Pomeroy that a bill and hold arrangement will be utilized, the COI Agreement is executed by the customer and Pomeroy.

     -    CONFIRM THAT THERE IS A STATED, FIXED DELIVERY SCHEDULE.

     Under the terms of the Master Agreement and COI Agreement, Pomeroy's customers have the right to direct the timing and location of delivery of products, subject to the 180-day maximum storage requirement discussed above. Typically, the customer notifies Pomeroy of its delivery request and Pomeroy generates an order to ship the product.

FORM 10-K/A FILED MAY 5, 2005
-----------------------------

ITEM  9A.  CONTROLS AND PROCEDURES
----------------------------------

4. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 9 THAT PROVIDES THE AGGREGATE IMPACT OF THE UNADJUSTED AUDIT DIFFERENCES. PLEASE PROVIDE US WITH A SCHEDULE THAT SHOWS EACH INDIVIDUAL UNADJUSTED AUDIT DIFFERENCE FOR THE FISCAL YEAR ENDED JANUARY 5, 2005.

     We have separately submitted, for confidential treatment pursuant to Rule 83, our response to this item.


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Securities and Exchange Commission
November 1, 2005
Page 5


FORM 10-Q FOR FISCAL QUARTER ENDED JULY 5, 2005
-----------------------------------------------

ITEM  4.  CONTROLS AND PROCEDURES
---------------------------------

5. WE NOTE YOUR RESPONSE TO PRIOR COMMENT NUMBER 10 AND DO NOT BELIEVE THAT YOUR DISCLOSURE COMPLIES WITH ITEM 307. IN THIS REGARD, YOUR DISCLOSURE SHOULD PROVIDE A CLEAR CONCLUSION REGARDING THE EFFECTIVENESS AS OF THE END OF THE PERIOD COVERED BY THE REPORT.

     Pomeroy  proposes  to amend its Form 10-Q for the fiscal quarter ended July
5, 2005, as set forth in Exhibit F.   We are also including a marked copy of the
proposed  changes  as  Exhibit  G.

6. WE NOTE YOUR RESPONSE TO PRIOR COMMENT NUMBER 11 AND BELIEVE THAT ADDITIONAL DISCLOSURES ARE NECESSARY IF YOU CONTINUE TO DESCRIBE THE REVIEW PERFORMED BY THE THIRD PARTY CONSULTING FIRM. YOUR CURRENT DISCLOSURES REGARDING THIS REVIEW AND ITS PRELIMINARY CONCLUSIONS APPEAR TO CONTRADICT THE CONTINUED EXISTENCE OF THE MATERIAL WEAKNESSES AS DESCRIBED IN THE BODY OF YOUR ITEM 9A DISCLOSURES. WE BELIEVE THAT YOU SHOULD PROVIDE ADDITIONAL DISCLOSURES THAT EXPLAIN HOW YOU EXPECT READERS TO INTERPRET THIS INFORMATION AND PROVIDE SUFFICIENT QUALIFYING LANGUAGE TO AVOID ANY CONFUSION AS TO HOW THIS INFORMATION RELATES TO YOUR CURRENT CONCLUSIONS REGARDING YOUR CONTROLS

     The review performed by the third party consulting firm was for a specific period. We believe the disclosure in the Form 10-Q for the fiscal quarter ended July 5, 2005, as amended (as discussed above), is accurate and eliminates any ambiguity or confusion as to the continued existence of material weaknesses. In the Company's Form 10-Q for the fiscal quarter ending October 5, 2005, Pomeroy does not intend to include any further disclosure relating to the third party consulting firm.

     Thank you for your comments. If you have any questions, please contact our counsel, Elizabeth A. Horwitz at (513) 852-8207, or me at (859) 586-0600, ext. 1416.

                                          Sincerely,


                                          /s/Michael E. Rohrkemper
                                          ------------------------
                                          Michael E. Rohrkemper
                                          Chief Financial Officer and
                                          Chief Accounting Officer

cc:  Stephen E. Pomeroy, CEO
     Elizabeth A. Horwitz, Esq., Cors & Bassett, LLC
     Frank Criniti, Crowe Chizek and Company LLC


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Securities and Exchange Commission
November 1, 2005
Page 6


                                                                    EXHIBIT A
                                                                    ---------
[FORM 10-K FOR FISCAL YEAR ENDED JANUARY 5, 2005]

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $5.8 million in fiscal 2004. Cash used in investing activities was $18.8 million, which included $16.4 million for acquisitions completed in fiscal 2004 and prior years and $2.4 million for capital expenditures. Cash used in financing activities was $9.5 million which included $31.4 million of payments on notes payable, $0.5 million for the purchase of treasury stock, and was offset by $20.2 million in proceeds from short-term borrowings, $1.8 million from the exercise of stock options, and $0.4 million proceeds from the employee stock purchase plan.

The amount of cash derived from operating activities will vary based on a number of business factors which may change from time to time, including terms of available financing from vendors, downturns in the Company's business and/or downturns in the businesses of the Company's customers. However, a growth or decline in services revenue in conjunction with a change in the proportion of services revenue to total revenue is an underlying driver of operating cash flow during the period of change because a majority of the Company's services revenue is generated based upon the billings of the Company's technicians. The cash outlay for these labor/payroll costs is incurred bi-weekly with each pay period. The invoicing for the service is generated on various billing cycles as dictated by the customers, and the respective cash inflow typically follows within 30 to 60 days of invoice date, which may be as long as 60 to 120 days from the time the services are performed. This differs from product revenue in that the time period between the time that the Company incurs the cost to purchase the products and collects the revenue from its customer is typically shorter, usually from 0 to 60 days, and the Company primarily orders inventory for a particular customer rather than stocking large amounts of inventory. The
Company anticipates an increase in services revenue and in the proportion of services revenue to total revenue which, if it occurs, may result in a significant decrease in cash flows from operating activities during periods of significant growth or periods of excess technical capacity. In addition, certain services, primarily outsourcing contracts for the Company's Life Cycle Services, require that the Company maintain a stock of specific parts inventory for servicing the customer; thus, an increase or decrease in the type of services provided can impact inventory levels and operating cash flows.

Operating cash flows decreased in fiscal 2004 as a result of a number of factors, specifically, a growth in business, a decision to aggressively pursue cash discounts related to accounts payable and certain floor plan arrangements, and the acquisition of Alternative Resources Corporation ("ARC"). Historically, the Company consistently pursues cash discounts that enable the Company to reduce costs by pre-paying or paying expenses earlier than due dates. In conjunction with the ARC acquisition, late in 2004, the Company eliminated an ARC factoring arrangement with a financial institution, related to a specific customer. By eliminating this arrangement, the collection on these specific receivables changed from credit terms of Net 10 to Net 45. During the conversion of these credit terms, Pomeroy experienced a decrease of approximately $7 million in operating cash flows.

There were significant changes in certain working capital accounts in 2004. Trade receivables, inventory and trade payables all increased by significant amounts comparable to the growth in business. These increases were primarily the result of increased business volume in 2004 over 2003. Inventories increased at a rate greater than that caused by increased business volume due to new outsourcing contracts requiring a higher level of committed service parts inventory.

A significant part of Pomeroy's inventories are financed by floor plan arrangements with third parties. At January 5, 2005, these lines of credit totaled $85.0 million, including $75.0 million with GE Commercial Distribution Finance ("GECDF") and $10.0 million with IBM Credit Corporation ("ICC"). Borrowings under the GECDF floor plan arrangements are made on thirty-day notes. Borrowings under the ICC floor plan arrangements are made on fifteen-day notes. All such borrowings are secured by the related inventory.


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Securities and Exchange Commission
November 1, 2005
Page 7


Financing on substantially all of the arrangements is interest free due to subsidies by manufacturers. Overall, the average rate on these arrangements is less than 1.0%. The Company classifies amounts outstanding under the floor plan arrangements as accounts payable.

On June 28, 2004, the Company finalized a new $165 million Syndicated Credit Facility Agreement with GECDF. The new credit facility has a three-year term and its components include a maximum of $75 million for inventory financing and a revolving line of credit, collateralized primarily by accounts receivable, of up to $110 million; provided that the total amount outstanding at any time under the inventory financing facility and the revolving line of credit may not exceed $165 million. Under the new agreement, the credit facility provides a letter of credit facility of $5 million. Under the credit facility, the interest rate is based on the London InterBank Offering Rate ("LIBOR") and a pricing grid. As of January 5, 2005 the adjusted LIBOR rate was 4.4%. This credit facility expires June 28, 2007.

At January 5, 2005, the Company's balance outstanding under the credit facility was approximately $20.2 million. At January 5, 2004, the Company did not have an outstanding balance under its previous credit facility. The credit facility is collateralized by substantially all of the assets of Pomeroy, except those assets that collateralize certain other financing arrangements. Under the terms of the credit facility, Pomeroy is subject to various financial covenants. Currently, Pomeroy is not in violation of any financial covenants.

On July 23, 2004, the Company and Pomeroy Acquisition Sub, Inc. ("PAS"), a wholly owned subsidiary the Company, completed the acquisition of ARC. On May 11, 2004, the parties entered into a definitive merger agreement for PAS to acquire all of the issued and outstanding shares of capital stock of ARC. The merger was approved by ARC shareholders at a meeting held on July 22, 2004. As a result of the merger, ARC is now a wholly-owned subsidiary of the Company. The cash consideration paid at closing, including the cost of all stock, stock options and warrants purchased and the amount of ARC net debt retired, was approximately $46.1 million, which was funded from cash on hand and borrowings from Pomeroy's existing line of credit.

Pomeroy believes that the anticipated cash flow from operations and current financing arrangements will be sufficient to satisfy Pomeroy's capital requirements for the next twelve months. Historically, Pomeroy has financed acquisitions using a combination of cash, earn outs, shares of its Common Stock and seller financing. Pomeroy anticipates that future acquisitions will be financed in a similar manner.


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Securities and Exchange Commission
November 1, 2005
Page 8


                                                                    EXHIBIT B
                                                                    ---------
[FORM 10-Q FOR FISCAL QUARTER ENDED JULY 5, 2005]

LIQUIDITY AND CAPITAL RESOURCES

Cash used operating activities was $5.5 miIlion in the first six months of fiscal 2005. Cash used in investing activities was $2.3 million, which included $1.1 million for prior year acquisitions and $1.2 million for capital expenditures. Cash used in financing activities was $1.2 million which included $2.5 million for repayment of short-term borrowings, $0.4 million for the purchase of treasury stock and $0.7 million for payments of notes payable offset by $2.3 million of proceeds from the exercise of stock options.

The amount of cash derived from operating activities will vary based on a number of business factors which may change from time to time, including terms of available financing from vendors, downturns in the Company's business and/or downturns in the businesses of the Company's customers. However, a growth or decline in services revenue in conjunction with a change in the proportion of services revenue to total revenue is an underlying driver of operating cash flow during the period of change because a majority of the Company's services revenue is generated based upon the billings of the Company's technicians. The cash outlay for these labor/payroll costs is incurred bi-weekly with each pay period. The invoicing for the service is generated on various billing cycles as dictated by the customers, and the respective cash inflow typically follows within 30 to 60 days of invoice date, which may be as long as 60 to 120 days from the time the services are performed. This differs from product revenue in that the time period between the time that the Company incurs the cost to purchase the products and collects the revenue from its customer is typically shorter, usually from 0 to 60 days, and the Company primarily orders inventory for a particular customer rather than stocking large amounts of inventory. The
Company anticipates an increase in services revenue and in the proportion of services revenue to total revenue which, if it occurs, may result in a significant decrease in cash flows from operating activities during periods of significant growth or periods of excess technical capacity. In addition, certain services, primarily outsourcing contracts for the Company's Life Cycle Services, require that the Company maintain a stock of specific parts inventory for servicing the customer; thus, an increase or decrease in the type of services provided can impact inventory levels and operating cash flows.

Operating cash flows used in the six months ended July 5, 2005 were $5.451 million as compared to cash flows provided by operating activities of $7.212 million for the corresponding period of fiscal 2004. The decrease in cash flows from operating activities in the first six months of 2005 resulted primarily from increases in inventory, slower collection of trade accounts receivables and timing of payments on accounts payable. In addition acquisition-related expenditures were made for restructuring charges (primarily facility consolidation) and payment of year-end employee compensation, bonuses and severance.

A significant part of Pomeroy's inventories are financed by floor plan arrangements with third parties. At July 5, 2005, these lines of credit totaled $85.0 million, including $75.0 million with GE Commercial Distribution Finance ("GECDF") and $10.0 million with IBM Credit Corporation ("ICC"). Borrowings under the GECDF floor plan arrangements are made on thirty-day notes. Borrowings under the ICC floor plan arrangements are made on fifteen-day notes. All such borrowings are secured by the related inventory. Financing on substantially all of the arrangements is interest free due to subsidies by manufacturers. Overall, the average rate on these arrangements is less than 1.0%. The Company classifies amounts outstanding under the floor plan arrangements as accounts payable.

The Company has a $165.0 million Syndicated Credit Facility Agreement with GECDF. The credit facility has a three-year term and its components include a maximum of $75.0 million for inventory financing as described above and a revolving line of credit, collateralized primarily by accounts receivable, of up to $110.0 million; provided that the total amount outstanding at any time under the inventory financing facility


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Securities and Exchange Commission
November 1, 2005
Page 9


and the revolving line of credit may not exceed $165.0 million. The credit facility also provides a letter of credit facility of $5.0 million. The interest  rate  under  the  credit  facility  is  based  on the London InterBank
Offering Rate ("LIBOR") and a pricing grid. As of July 5, 2005, the adjusted LIBOR rate was 5.34%. This credit facility expires June 28, 2007.

As of July 5, 2005, the Company had an outstanding balance under the Company's credit facility of $17.7 million. As of January 5, 2005, the Company had an outstanding balance under the Company's credit facility of $20.2 million. The credit facility is collateralized by substantially all of the assets of Pomeroy, except those assets that collateralize certain other financing arrangements. Under the terms of the credit facility, Pomeroy is subject to various financial covenants. Currently, Pomeroy is not in violation of any financial covenants.

Pomeroy believes that the anticipated cash flow from operations and current financing arrangements will be sufficient to satisfy Pomeroy's capital requirements for the next twelve months. Historically, Pomeroy has financed acquisitions using a combination of cash, deferred earn-out payments, shares of its Common Stock and seller financing. Pomeroy anticipates that future acquisitions will be financed in a similar manner.

On October 11, 2004, the Board of Directors approved the repurchase of up to 100,000 shares of the Company's common stock. This stock redemption program was approved to remain in place and in full force/effect for a period of one year.

Securities and Exchange Commission
November 1, 2005
Page 10


                                                                    EXHIBIT C
                                                                    ---------
[FORM 10-K FOR FISCAL YEAR ENDED JANUARY 5, 2005 - MARKED COPY]

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $5.8 miIlion in fiscal 2004. Cash used in investing activities was $18.8 million, which included $16.4 million for acquisitions completed in fiscal 2004 and prior years and $2.4 million for capital expenditures. Cash used in financing activities was $9.5 million which included $31.4 million of payments on notes payable, $0.5 million for the purchase of treasury stock, and was offset by $20.2 million in proceeds from short-term borrowings, $1.8 million from the exercise of stock options, and $0.4 million proceeds from the employee stock purchase plan.

The amount of cash derived from operating activities will vary based on a number
--------------------------------------------------------------------------------
of  business  factors  which  may  change  from time to time, including terms of
--------------------------------------------------------------------------------
available  financing  from  vendors,  downturns in the Company's business and/or
--------------------------------------------------------------------------------
downturns  in  the  businesses of the Company's customers.  However, a growth or
--------------------------------------------------------------------------------
decline  in  services  revenue in conjunction with a change in the proportion of
--------------------------------------------------------------------------------
services revenue to total revenue is an underlying driver of operating cash flow
--------------------------------------------------------------------------------
during the period of change because a majority of the Company's services revenue
--------------------------------------------------------------------------------
is  generated  based  upon  the billings of the Company's technicians.  The cash
--------------------------------------------------------------------------------
outlay for these labor/payroll costs is incurred bi-weekly with each pay period.
--------------------------------------------------------------------------------
The invoicing for the service is generated on various billing cycles as dictated
--------------------------------------------------------------------------------
by  the customers, and the respective cash inflow typically follows within 30 to
--------------------------------------------------------------------------------
60  days  of  invoice date, which may be as long as 60 to 120 days from the time
--------------------------------------------------------------------------------
the services are performed.   This differs from product revenue in that the time
--------------------------------------------------------------------------------
period  between  the  time  that  the  Company  incurs  the cost to purchase the
--------------------------------------------------------------------------------
products  and  collects  the  revenue  from  its  customer is typically shorter,
--------------------------------------------------------------------------------
usually  from  0  to  60  days, and the Company primarily orders inventory for a
--------------------------------------------------------------------------------
particular  customer  rather  than  stocking  large  amounts  of inventory.  The
--------------------------------------------------------------------------------
Company  anticipates  an  increase  in services revenue and in the proportion of
--------------------------------------------------------------------------------
services  revenue  to  total  revenue  which,  if  it  occurs,  may  result in a
--------------------------------------------------------------------------------
significant  decrease  in cash flows from operating activities during periods of
--------------------------------------------------------------------------------
significant  growth  or  periods  of  excess  technical  capacity.  In addition,
--------------------------------------------------------------------------------
certain  services,  primarily outsourcing contracts for the Company's Life Cycle
--------------------------------------------------------------------------------
Services,  require that the Company maintain a stock of specific parts inventory
--------------------------------------------------------------------------------
for  servicing  the  customer;  thus,  an  increase  or  decrease in the type of
--------------------------------------------------------------------------------
services provided can impact inventory levels and operating cash flows.
-----------------------------------------------------------------------

Operating  cash  flows  decreased  in  fiscal  2004  as  a result of a number of
--------------------------------------------------------------------------------
factors,  specifically,  a growth in business, a decision to aggressively pursue
--------------------------------------------------------------------------------
cash  discounts related to accounts payable and certain floor plan arrangements,
--------------------------------------------------------------------------------
and  the acquisition of Alternative Resources Corporation ("ARC"). Historically,
--------------------------------------------------------------------------------
the  Company  consistently  pursues  cash  discounts  that enable the Company to
--------------------------------------------------------------------------------
reduce  costs  by  pre-paying  or  paying  expenses  earlier  than due dates. In
--------------------------------------------------------------------------------
conjunction  with  the  ARC acquisition, late in 2004, the Company eliminated an
--------------------------------------------------------------------------------
ARC  factoring  arrangement  with a financial institution, related to a specific
--------------------------------------------------------------------------------
customer.  By  eliminating  this  arrangement,  the collection on these specific
--------------------------------------------------------------------------------
receivables changed from credit terms of Net 10 to Net 45. During the conversion
--------------------------------------------------------------------------------
of  these  credit  terms,  Pomeroy  experienced  a  decrease of approximately $7
--------------------------------------------------------------------------------
million  in  operating  cash  flows.
------------------------------------

There  were  significant changes in certain working capital items in 2004. Trade
--------------------------------------------------------------------------------
receivables, inventories and trade payables all increased by significant amounts
--------------------------------------------------------------------------------
comparable  to the growth in business. These increases were primarily the result
--------------------------------------------------------------------------------
of  increased business volume in 2004 over 2003. Inventories increased at a rate
--------------------------------------------------------------------------------
greater  than  that  caused  by increased business volume due to new outsourcing
--------------------------------------------------------------------------------
contracts  requiring  a  higher  level  of  committed  service  parts inventory.
--------------------------------------------------------------------------------

A significant part of Pomeroy's inventories are financed by floor plan arrangements with third parties. At January 5, 2005, these lines of credit totaled $85.0 million, including $75.0 million with GE Commercial Distribution Finance ("GECDF") and $10.0 million with IBM Credit Corporation ("ICC"). Borrowings under the GECDF floor plan arrangements are made on thirty-day notes. Borrowings under the ICC floor plan arrangements are made on fifteen-day notes. All such borrowings are secured by the related inventory.

Securities and Exchange Commission
November 1, 2005
Page 11


Financing on substantially all of the arrangements is interest free due to subsidies by manufacturers. Overall, the average rate on these arrangements is less than 1.0%. The Company classifies amounts outstanding under the floor plan arrangements as accounts payable.

On June 28, 2004, the Company finalized a new $165 million Syndicated Credit Facility Agreement with GECDF. The new credit facility has a three-year term and its components include a maximum of $75 million for inventory financing and a revolving line of credit, collateralized primarily by accounts receivable, of up to $110 million; provided that the total amount outstanding at any time under the inventory financing facility and the revolving line of credit may not exceed $165 million. Under the new agreement, the credit facility provides a letter of credit facility of $5 million. Under the credit facility, the interest rate is based on the London InterBank Offering Rate ("LIBOR") and a pricing grid. As of January 5, 2005 the adjusted LIBOR rate was 4.4%. This credit facility expires June 28, 2007.

At January 5, 2005, the Company's balance outstanding under the credit facility was approximately $20.2 million. At January 5, 2004, the Company did not have an outstanding balance under its previous credit facility. The credit facility is collateralized by substantially all of the assets of Pomeroy, except those assets that collateralize certain other financing arrangements. Under the terms of the credit facility, Pomeroy is subject to various financial covenants. Currently, Pomeroy is not in violation of any financial covenants.

On July 23, 2004, the Company and Pomeroy Acquisition Sub, Inc. ("PAS"), a wholly owned subsidiary the Company, completed the acquisition of ARC. On May
                                                ----------------------
11, 2004, the parties entered into a definitive merger agreement for PAS to acquire all of the issued and outstanding shares of capital stock of ARC. The merger was approved by ARC shareholders at a meeting held on July 22, 2004. As a result of the merger, ARC is now a wholly-owned subsidiary of the Company. The cash consideration paid at closing, including the cost of all stock, stock options and warrants purchased and the amount of ARC net debt retired, was approximately $46.1 million, which was funded from cash on hand and borrowings from Pomeroy's existing line of credit.

Pomeroy believes that the anticipated cash flow from operations and current financing arrangements will be sufficient to satisfy Pomeroy's capital requirements for the next twelve months. Historically, Pomeroy has financed acquisitions using a combination of cash, earn outs, shares of its Common Stock and seller financing. Pomeroy anticipates that future acquisitions will be financed in a similar manner.

Securities and Exchange Commission
November 1, 2005
Page 12


                                                                    EXHIBIT D
                                                                    ---------
[FORM 10-Q FOR FISCAL QUARTER ENDED JULY 5, 2005 - MARKED COPY]

LIQUIDITY AND CAPITAL RESOURCES

Cash  used  in  operating activities was $5.5 miIlion in the first six months of
            --
fiscal 2005. Cash used in investing activities was $2.3 million, which included $1.1 million for prior year acquisitions and $1.2 million for capital expenditures. Cash used in financing activities was $1.2 million which included $2.5 million for repayment of short-term borrowings, $0.4 million for the purchase of treasury stock and $0.7 million for payments of notes payable offset by $2.3 million of proceeds from the exercise of stock options.

The amount of cash derived from operating activities will vary based on a number
--------------------------------------------------------------------------------
of  business  factors  which  may  change  from time to time, including terms of
--------------------------------------------------------------------------------
available  financing  from  vendors,  downturns in the Company's business and/or
--------------------------------------------------------------------------------
downturns  in  the  businesses of the Company's customers.  However, a growth or
--------------------------------------------------------------------------------
decline  in  services  revenue in conjunction with a change in the proportion of
--------------------------------------------------------------------------------
services revenue to total revenue is an underlying driver of operating cash flow
--------------------------------------------------------------------------------
during the period of change because a majority of the Company's services revenue
--------------------------------------------------------------------------------
is  generated  based  upon  the billings of the Company's technicians.  The cash
--------------------------------------------------------------------------------
outlay for these labor/payroll costs is incurred bi-weekly with each pay period.
--------------------------------------------------------------------------------
The invoicing for the service is generated on various billing cycles as dictated
--------------------------------------------------------------------------------
by  the customers, and the respective cash inflow typically follows within 30 to
--------------------------------------------------------------------------------
60  days  of  invoice date, which may be as long as 60 to 120 days from the time
--------------------------------------------------------------------------------
the services are performed.   This differs from product revenue in that the time
--------------------------------------------------------------------------------
period  between  the  time  that  the  Company  incurs  the cost to purchase the
--------------------------------------------------------------------------------
products  and  collects  the  revenue  from  its  customer is typically shorter,
--------------------------------------------------------------------------------
usually  from  0  to  60  days, and the Company primarily orders inventory for a
--------------------------------------------------------------------------------
particular  customer  rather  than  stocking  large  amounts  of inventory.  The
--------------------------------------------------------------------------------
Company  anticipates  an  increase  in services revenue and in the proportion of
--------------------------------------------------------------------------------
services  revenue  to  total  revenue  which,  if  it  occurs,  may  result in a
--------------------------------------------------------------------------------
significant  decrease  in cash flows from operating activities during periods of
--------------------------------------------------------------------------------
significant  growth  or  periods  of  excess  technical  capacity.  In addition,
--------------------------------------------------------------------------------
certain  services,  primarily outsourcing contracts for the Company's Life Cycle
--------------------------------------------------------------------------------
Services,  require that the Company maintain a stock of specific parts inventory
--------------------------------------------------------------------------------
for  servicing  the  customer;  thus,  an  increase  or  decrease in the type of
--------------------------------------------------------------------------------
services  provided  can  impact  inventory  levels  and  operating  cash  flows.
--------------------------------------------------------------------------------

Operating  cash  flows  used  in  the  six months ended July 5, 2005 were $5.451
--------------------------------------------------------------------------------
million  as  compared  to  cash flows provided by operating activities of $7.212
--------------------------------------------------------------------------------
million  for the corresponding period of fiscal 2004. The decrease in cash flows
--------------------------------------------------------------------------------
from  operating  activities  in  the first six months of 2005 resulted primarily
--------------------------------------------------------------------------------
from increases in inventory, slower collection of trade accounts receivables and
--------------------------------------------------------------------------------
timing  of  payments  on  accounts  payable.  In  addition  acquisition-related
--------------------------------------------------------------------------------
expenditures  were  made  for  restructuring  charges  (primarily  facility
--------------------------------------------------------------------------------
consolidation)  and  payment  of  year-end  employee  compensation,  bonuses and
--------------------------------------------------------------------------------
severance.
----------

A significant part of Pomeroy's inventories are financed by floor plan arrangements with third parties. At July 5, 2005, these lines of credit totaled $85.0 million, including $75.0 million with GE Commercial Distribution Finance ("GECDF") and $10.0 million with IBM Credit Corporation ("ICC"). Borrowings under the GECDF floor plan arrangements are made on thirty-day notes. Borrowings under the ICC floor plan arrangements are made on fifteen-day notes. All such borrowings are secured by the related inventory. Financing on substantially all of the arrangements is interest free due to subsidies by manufacturers. Overall, the average rate on these arrangements is less than 1.0%. The Company classifies amounts outstanding under the floor plan arrangements as accounts payable.

The Company has a $165.0 million Syndicated Credit Facility Agreement with GECDF. The credit facility has a three-year term and its components include a maximum of $75.0 million for inventory financing as described above and a revolving line of credit, collateralized primarily by accounts receivable, of up to $110.0 million; provided that the total amount outstanding at any time under the inventory financing facility

Securities and Exchange Commission
November 1, 2005
Page 13


and the revolving line of credit may not exceed $165.0 million. The credit facility also provides a letter of credit facility of $5.0 million. The interest  rate  under  the  credit  facility  is  based  on the London InterBank
Offering Rate ("LIBOR") and a pricing grid. As of July 5, 2005, the adjusted LIBOR rate was 5.34%. This credit facility expires June 28, 2007.

As of July 5, 2005, the Company had an outstanding balance under the Company's credit facility of $17.7 million. As of January 5, 2005, the Company had an outstanding balance under the Company's credit facility of $20.2 million. The credit facility is collateralized by substantially all of the assets of Pomeroy, except those assets that collateralize certain other financing arrangements. Under the terms of the credit facility, Pomeroy is subject to various financial covenants. Currently, Pomeroy is not in violation of any financial covenants.

Pomeroy believes that the anticipated cash flow from operations and current financing arrangements will be sufficient to satisfy Pomeroy's capital requirements for the next twelve months. Historically, Pomeroy has financed acquisitions using a combination of cash, deferred earn-out payments, shares of its Common Stock and seller financing. Pomeroy anticipates that future acquisitions will be financed in a similar manner.

On October 11, 2004, the Board of Directors approved the repurchase of up to 100,000 shares of the Company's common stock. This stock redemption program was approved to remain in place and in full force/effect for a period of one year.

Securities and Exchange Commission
November 1, 2005
Page 14


                                                                    EXHIBIT E
                                                                    ---------
COI AGREEMENT



                                    POMEROY
                                        IT SOLUTIONS

                              Distribution Center
                             1050 Elijah Creek Road
                                Hebron, KY 41048


                         CUSTOMER OWNED INVENTORY (COI)
                                        &
                      CUSTOMER PRE-OWNED INVENTORY (CPOI)

     This Customer Owned Inventory Agreement & Customer Pre-Owned Inventory Agreement ("Agreement") is made and entered into this ___day of ________, 200_, , by and between Pomeroy IT Solutions Sales Company, Inc. ("Pomeroy"), a Delaware Corporation, and ___________ ("Customer"), a _________________ with its principal place of business located at _____________________ .


                                   WITNESSETH:

     WHEREAS, Pomeroy and Customer are parties to a Master agreement (the "Master Agreement") whereby Customer has agreed to purchase certain computer products, accessories and/or supplies (collectively referred to herein as "Products") from Pomeroy and Pomeroy has agreed to sell said Products to Customer; and/or

     WHEREAS, Customer desires to ship its pre-owned equipment to Pomeroy for storage, configuration or deployment and Pomeroy desires to receive such shipments of Customer's pre-owed equipment for such purposes as further defined herein;

     WHEREAS, Pomeroy and Customer mutually desire to arrange for the storage of said Products and/or Customer Pre-Owned Inventory, all of which Customer now owns and possesses legal title thereto, at a Pomeroy facility.

     NOW, THEREFORE, the parties agree to be bound by the following terms and conditions:

1.   TERM.  The  initial  term  of  this Agreement shall begin on the date first
     ----
     written above and shall continue for a period of one (1) year thereafter, unless terminated earlier pursuant to the terms hereof. The term of the Agreement shall automatically renew for additional consecutive renewal terms of one

Securities and Exchange Commission
November 1, 2005
Page 15


     (1) month unless either party gives written notice of its intent not to renew the terms of the Agreement at least thirty (30) days prior to the expiration of the then expiring term.

2.   IDENTIFICATION  OF  STORED PRODUCTS. Subject to the terms and conditions of
     -----------------------------------
     the Master Agreement, Pomeroy shall, on behalf of Customer and pursuant to this Agreement, store those Products purchased from Pomeroy and/or Customer Pre-Owned Inventory. Customer Pre-Owned Inventory ("CPOI") is defined as all equipment purchased by Customer from a source other than Pomeroy and shipped to Pomeroy for storage, configuration or deployment pursuant to the Master Agreement and this Agreement. Said Products and/or CPOI (collectively referred to hereinafter as the "Stored Products") are more particularly identified on the Stored Products Schedule(s) (A) which is/are attached to this Agreement, made a part hereof and hereby incorporated by reference.

3.   STORAGE  FEES.  Customer  shall  pay  Pomeroy  a storage fee per pallet per
     -------------
     month as listed on Addendum (A) to this Agreement, which is attached hereto and hereby incorporated by reference. Customer shall be invoiced for the applicable storage fees on a monthly basis in arrears. Said storage fee will be assessed from the first of each month based on the Addendum A definitions and monthly invoices dispatched thereafter shall reflect any fluctuation in the number of Products /pallets stored by Pomeroy at one of its facilities. Payment terms for storage fees will be net thirty (30) days from the date of the invoice. Storage fees that are delinquent will place Customer's account into default and subject to enforcement under this Agreement.

4.   TAXES.  All  equipment/product  being  stored hereunder shall be subject to
     -----
     Kentucky sales/use tax unless Customer provides a certificate to the effect that the equipment/product is either:

     Purchased for resale according to the provisions of KRS 139.270 or 139.410; Purchased through a properly executed certificate of exemption in accordance with KRS 130.490; Purchased according to regulations of the Kentucky Revenue Cabinet governing a direct pay authorization.

     Customer acknowledges, understands and agrees that it is solely responsible for all Kentucky sales and use taxes related to the equipment/product being stored by Pomeroy hereunder; that Pomeroy will invoice Customer for any and all such applicable sales and use taxes; and that Pomeroy will remit then payment for same to the state of Kentucky accordingly. If Pomeroy's efforts to collect and remit the above referenced taxes to the state of Kentucky in a timely manner are impeded in any way by Customer's failure to adhere to its obligations under this Agreement, Customer shall be solely responsible for any and all late fees, interest charges or delinquency assessments made by the taxing entity.

5.   RISK  OF  LOSS.  For  the benefit of Customer, Pomeroy shall be responsible
     --------------
     for insuring and safeguarding the Stored Products so long as said Stored Products are on Pomeroy's premises. Pomeroy shall maintain property insurance covering the full present replacement value of the Stored Products so long as such Products are being stored by Pomeroy pursuant to the terms and conditions of this Agreement. Unless the Agreement states otherwise, the risk of loss associated with any and all Stored Products shall shift from Pomeroy to Customer at such time as the Products leave Pomeroy's premises and are delivered to a common carrier for shipment to Customer.

6.   STORAGE  TIME.  In  no  event  shall  storage  time for the Stored Products
     -------------
     identified on any Stored Products Schedule(s) incident hereto exceed one hundred and eighty (180) days ("Storage Period").

Securities and Exchange Commission
November 1, 2005
Page 16


     Pomeroy acknowledges that Customer's Stored Products shall be rolled out from the applicable storage location over a period of time, as provided under the Master Agreement or otherwise prescribed, in writing, by the Customer, to Customer designated locations. If any of the Stored Product remains on Pomeroy's premises when the Storage Period for the applicable Stored Products Schedule(s) expires, any and all such Stored Product shall be shipped to Customer's principal place of business referenced herein above; unless Customer provides Pomeroy with written notice as to where such remaining Stored Products shall be shipped at least thirty (30) days prior to the expiration of the Storage Period for the applicable Stored Products Schedule(s). If the Customer needs to extend the Storage Period for a Stored Products Schedule, the Customer must submit a written request for such extension of time to Pomeroy at least thirty (30) days prior to the expiration of the Storage Period and such request shall express state the exact number of days that Customer desires to extend the Storage Period. Pomeroy shall have ten (10) days from the date upon which it receives any such written Customer request for an extension of time to accept or reject Customer's request. In the event Pomeroy fails to reject Customer's request for an extension of time within the time prescribed herein, Customer's request shall be deemed accepted.

7.   DOA  EQUIPMENT.  All  Products found to be dead on arrival ("DOA") shall be
     --------------
     the sole responsibility of Customer. However, in the case of Products determined to be DOA during Pomeroy's Configuration Center process, Pomeroy will attempt to repair the Products under applicable manufacturer's warranty and repair programs and return the Product to Customer stock. In the event the necessary repairs are not deemed reimbursable under the applicable manufacturer's warranty for said Products, Pomeroy shall be relieved of any and all repair obligations with regard to such DOA Products.

8.   WARRANTY. Customer acknowledges that the manufacturer warranties associated
     --------
     with the Stored Products shall not be tolled or otherwise suspended during the Storage Period and that the warranty period shall commence upon Customer's initial purchase of the Products in accordance with the terms of the applicable warranty.

9.   TRANSFER  OR  COMMINGLING  PROHIBITED. Ownership of the Stored Products may
     -------------------------------------
     not be transferred from Customer to another Pomeroy customer. Stored Product may not be released to ship with non-Stored Product unless both products are being processed concurrently by Pomeroy's Configuration Center.

10.  REASSIGNMENT  OF  STORED  PRODUCT.  Stored  Products  may  be  assigned  by
     ---------------------------------
     Customer to different orders and customers, so long as any such assignment is done in writing by the Customer and a copy of same is provided to Pomeroy.

11.  AUDIT  OF STORED PRODUCTS. Customer, or the flooring company which financed
     -------------------------
     Customer's purchase of the Stored Products, shall have the right to audit the Stored Product as commercially required. Customer shall provide Pomeroy with five (5) day's prior written notice of any and all physical audits of the Stored Products that Customer and/or its third party financing company intends to conduct on Pomeroy's premises. Customer will adhere to Pomeroy security policies and procedures at all times during the audit. Customer understands that any such physical audits shall be conducted during Pomeroy's regular business hours, unless alternate scheduling arrangements are mutually agreed upon by the parties in advance of the physical audit.

Securities and Exchange Commission
November 1, 2005
Page 17


12.  RIGHT  OF  REPOSSESSION.  Pomeroy  shall  have  the right to repossess that
     -----------------------
     portion of the Stored Products necessary to cure Customer's indebtedness should Customer default on any obligations owed to Pomeroy; provided, however, that Pomeroy shall give Customer prior written notice of such default and Customer shall have ten (10) days to cure same before Pomeroy may effectuate such repossession.

13.  TERMINATION.  Either  party  may  terminate  this  Agreement  or any Stored
     -----------
     Products Schedule(s) incident hereto upon thirty (30) days' prior written notice to the other party. Pomeroy may terminate this Agreement and/or any Stored Products Schedule(s), effective immediately, upon written notice to Customer, in any of the following events; (a) upon Customer's breach of this Agreement or any Stored Products Schedule(s); (b) upon the termination or expiration of the Agreement; or (c) if a receiver is appointed for Customer or its property, or Customer becomes insolvent or unable to pay its debt as they mature, makes an assignment for the benefit of its creditors' or a proceeding is commenced under any bankruptcy, insolvency or debtors relief law, or Customer is liquidated or dissolved. In the event of termination, and subject to Pomeroy's right of repossession under Section 12 above, the Stored Products will be shipped to Customer. The termination of this Agreement and/or any Stored Products Schedule(s) incident hereto shall not relieve the parties of any obligations provided thereunder which are otherwise intended to survive such termination.

14.  GOOD  STANDING.  Customer acknowledges that it may participate in Pomeroy's
     --------------
     storage program so long as Customer remains in good standing under the Master Agreement and this Agreement, which shall include any and all Stored Product Schedule(s). Customer further acknowledges that Pomeroy may, in its sole and complete discretion, suspend this Agreement, with or without notice to Customer, until such time as Customer cures any existing default or delinquencies pursuant to the terms of the Master Agreement and/or this Agreement.

15.  INDEMNIFICATION. Customer shall indemnify, defend and hold harmless Pomeroy
     ---------------
     (including any of its subsidiaries and/or affiliates), its contractors, agents, employees, successors and assigns from and against any and all claims, demands, causes of action (in contract or otherwise), expenses (including reasonable attorney's fees) and liabilities, or any person, arising out of Customers act, omission or misrepresentation in connection with its performance of, or failure to perform, its obligation under this Agreement.

16.  ENFORCEMENT.  In  the  event  it becomes necessary for Pomeroy to institute
     -----------
     any action at law and /or in equity against Customer to secure or protect Pomeroy's right under this Agreement, Pomeroy shall be entitled to recover in any judgment entered therein in its favor such reasonable attorney's fees as may be allowed by the tribunal, together with such damages and costs of proceeding as provided by law.

17.  BINDING  EFFECT.  This  Agreement  is  part  of,  and is subject to all the
     ---------------
     terms and conditions of, the Master Agreement, which is incorporated herein by reference. In the event a conflict exists between the terms of the Master Agreement and this Agreement, the parties acknowledge and agree that the terms of the Master Agreement shall supercede those set forth herein. This Agreement and any Stored Products Schedule(s) incident hereto shall supersede any and all other agreements, either oral or in writing between the parties hereto with respect to the subject matter hereof and contains all of the covenants and agreements between the parties with respect to the same. This Agreement shall bind and inure to the benefit of the successors and assigns of Pomeroy and Customer.

Securities and Exchange Commission
November 1, 2005
Page 18


18.  GOVERNING  LAW.  The  terms  and  provisions  of  this  Agreement  shall be
     --------------
     construed in accordance with and governed by, the laws of the Commonwealth of Kentucky.

19.  ASSIGNMENT.  Neither  this  Agreement nor any of Customer's right hereunder
     ----------
     may be assigned by Customer without prior written consent of Pomeroy, such consent not to be unreasonably withheld.

20.  ACKNOWLEDGMENT. Customer's signatory acknowledges that he/she has carefully
     --------------
     reviewed and understands the terms and conditions of this Agreement and that he/she has the capacity and authority to enter into same on behalf of Customer.

     IN WITNESS WHEREOF, the parties have executed this Customer Owned Inventory and Customer Pre-Owned Inventory Agreement as of the day and year first above written


          POMEROY:                               CUSTOMER:

          _________________________              ___________________________

          By ______________________              By ________________________

            Title______________________             Title ____________________

Securities and Exchange Commission
November 1, 2005
Page 19


                                                                    EXHIBIT F
                                                                    ---------

[FORM 10-Q FOR FISCAL QUARTER ENDED JULY 5, 2005]

ITEM  4-CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) designed to provide reasonable assurance that the information required to be reported in its Exchange Act filings is recorded, processed, summarized and reported within the time periods specified and pursuant to the regulations of the Securities and Exchange Commission, including controls and procedures designed to ensure that this information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that, because of inherent limitations, the Company's disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met.

As more fully described in Item 9A of the Company's Annual Report on Form 10-K/A for the year ended January 5, 2005, the Company reported that it identified material weaknesses in its internal control over financial reporting related to
(1) the accuracy of service billing calculations and revenue recognition related to service activity, and (2) appropriately applying generally accepted accounting principles ensuring the adequacy and completeness of disclosures in the consolidated financial statements as of January 5, 2005. As a result, the Company's management, including its Chief Executive Officer and Chief Financial Officer, concluded that as of January 5, 2005, the Company's disclosure controls and procedures were not effective at a reasonable level of assurance, based on the evaluation of these controls and procedures required by Exchange Act Rules 13(a)-15(e) or 15(d)-15(e).

As a result of the identified material weaknesses, Pomeroy is taking steps to enhance its internal control over financial reporting in an effort to prevent a recurrence of the errors which led to the restatement of the Company's consolidated financial statements for the first quarter ended April 5, 2005. The Audit Committee and management have discussed the matters in detail with Pomeroy's auditor as part of their efforts to enhance Pomeroy's internal controls over financial reporting. Management has developed a plan for addressing each of the material weaknesses; however, as of July 5, 2005, the material weaknesses had not been fully remediated. Accordingly, our Chief Executive Officer and Chief Financial Officer concluded that, as of July 5, 2005, our disclosure controls and procedures were not effective in providing reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's forms and rules. Despite the material weaknesses, the financial statements reported on Form 10-Q for the fiscal quarter ended July 5, 2005, fairly present, in all material respects, the consolidated financial condition and results of operations of the Company for the fiscal quarters presented.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Pomeroy IT Solutions, Inc. acquired Alternative Resources Corporation ("ARC") in July of 2004. As previously disclosed in the Company's Form 10-K/A for the year ended January 5, 2005, ARC, whose core competency was the staffing of technical resources for customers, was excluded from management's assessment of internal control over financial reporting. During the three-month period ended April 5, 2005, the integration of the two companies was substantially completed. This integration involved implementing a packaged resource management job order application, and interfacing it with

Securities and Exchange Commission
November 1, 2005
Page 20


Pomeroy's financial and payroll legacy systems. The completion of this implementation and its integration with other Pomeroy systems paved the way for the full integration of the combined companies' business processes. All financial transactions and financial reporting for the Company are currently maintained in Pomeroy's legacy systems.

The Company has engaged a third party consulting firm to review its IT systems and processes supporting invoicing and revenue recognition for weaknesses which could lead to a material misstatement of revenue. The engagement included an analysis of, and recommended improvements for, closing processes and control issues relating to service revenue including, but not limited to, deficiencies related to the two identified material weaknesses. The engagement also included a review of the sufficiency of the manual processes and other mitigating procedures currently utilized by Pomeroy to verify and supplement the financial information derived from the Company's IT systems, as well as the proposed changes to Pomeroy's accounting systems. The project has been substantially completed as of the date of this filing. The systems and processes reviewed and validated, including the manual processes and other mitigating procedures utilized by the Company, were considered sufficient from an internal control standpoint.

Securities and Exchange Commission
November 1, 2005
Page 21


                                                                    EXHIBIT G
                                                                    ---------
[FORM 10-Q FOR FISCAL QUARTER ENDED JULY 5, 2005 - MARKED COPY]

ITEM  4-CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) designed to provide reasonable assurance that the information required to be reported in its Exchange Act filings is recorded, processed, summarized and reported within the time periods specified and pursuant to the regulations of the Securities and Exchange Commission, including controls and procedures designed to ensure that this information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that, because of inherent limitations, the Company's disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met.

As more fully described in Item 9A of the Company's Annual Report on Form 10-K/A for the year ended January 5, 2005, the Company reported that it identified material weaknesses in its internal control over financial reporting related to
(1) the accuracy of service billing calculations and revenue recognition related to service activity, and (2) appropriately applying generally accepted accounting principles ensuring the adequacy and completeness of disclosures in the consolidated financial statements as of January 5, 2005. As a result, the Company's management, including its Chief Executive Officer and Chief Financial Officer, concluded that as of January 5, 2005, the Company's disclosure controls and procedures were not effective at a reasonable level of assurance, based on the evaluation of these controls and procedures required by Exchange Act Rules 13(a)-15(e) or 15(d)-15(e).

As a result of the identified material weaknesses, Pomeroy is taking steps to enhance its internal control over financial reporting in an effort to prevent a recurrence of the errors which led to the restatement of the Company's consolidated financial statements for the first quarter ended April 5, 2005. The Audit Committee and management have discussed the matters in detail with Pomeroy's auditor as part of their efforts to enhance Pomeroy's internal controls over financial reporting. Management has developed a plan for
                                       -----------------------------------------
addressing  each  of  the  material weaknesses; however, as of July 5, 2005, the
--------------------------------------------------------------------------------
material  weaknesses  had  not  been  fully  remediated.  Accordingly, our Chief
--------------------------------------------------------------------------------
Executive  Officer  and  Chief  Financial  Officer concluded that, as of July 5,
--------------------------------------------------------------------------------
2005,  our  disclosure  controls  and procedures were not effective in providing
--------------------------------------------------------------------------------
reasonable  assurance that information required to be disclosed by us in reports
--------------------------------------------------------------------------------
we  file or submit under the Exchange Act is recorded, processed, summarized and
--------------------------------------------------------------------------------
reported within the time periods specified in the SEC's forms and rules. Despite
--------------------------------------------------------------------------------
the  material weaknesses, the financial statements reported on Form 10-Q for the
--------------------------------------------------------------------------------
fiscal quarter ended July 5, 2005, fairly present, in all material respects, the
--------------------------------------------------------------------------------
consolidated  financial  condition  and results of operations of the Company for
--------------------------------------------------------------------------------
the  fiscal  quarters  presented.
---------------------------------

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Pomeroy IT Solutions, Inc. acquired Alternative Resources Corporation ("ARC") in July of 2004. As previously disclosed in the Company's Form 10-K/A for the year ended January 5, 2005, ARC, whose core competency was the staffing of technical resources for customers, was excluded from management's assessment of internal control over financial reporting. During the three-month period ended April 5, 2005, the integration of the two companies was substantially completed. This integration involved implementing a packaged resource management job order application, and interfacing it with Pomeroy's financial and payroll legacy systems. The completion of this implementation and its integration

Securities and Exchange Commission
November 1, 2005
Page 22


with other Pomeroy systems paved the way for the full integration of the combined companies' business processes. All financial transactions and financial reporting for the Company are currently maintained in Pomeroy's legacy systems.

The  Company  has engaged a third party consulting firm to review its IT systems
------------------------------------------------------------------------
and processes supporting invoicing and revenue recognition for weaknesses which could lead to a material misstatement of revenue. The engagement included an
                 -                                    --------------------------
analysis  of,  and  recommended  improvements for, closing processes and control
--------------------------------------------------------------------------------
issues  relating  to service revenue including, but not limited to, deficiencies
--------------------------------------------------------------------------------
related  to the two identified material weaknesses. The engagement also included
--------------------------------------------------------------------------------
a  review  of  the  sufficiency  of  the  manual  processes and other mitigating
--------------------------------------------------------------------------------
procedures  currently utilized by Pomeroy to verify and supplement the financial
--------------------------------------------------------------------------------
information  derived  from  the  Company's  IT  systems, as well as the proposed
--------------------------------------------------------------------------------
changes  to  Pomeroy's  accounting  systems.  The project has been substantially
-------------------------------------------
completed as of the date of this filing. The systems and processes reviewed and validated, including the manual processes and other mitigating procedures
            --------------------------------------------------------------------
utilized  by  the  Company,  were considered sufficient from an internal control
---------------------------
standpoint.